Exhibit 99.2

November 14, 2019

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

(Tokyo Stock Exchange Code: 2158)

(NASDAQ: FTEO)

Contact: Tomohiro Uesugi, Director, Chief Financial Officer, and Chief Administrative Officer

Telephone: +81-3-5463-6344

Notice regarding FRONTEO’s Revision of Forecasts and Recording of Extraordinary Losses

FRONTEO, Inc. (the “Company”) today announced revisions to the forecasts for its results of operations announced on May 15, 2019, based on recent operating results.

The Company also announced that extraordinary losses are anticipated to be recorded.

1.              Revision of Consolidated Forecasts for the Fiscal Year Ending March 31, 2020 (April 1, 2019 through March 31, 2020)

	Net sales (millions of yen)	Operating income (millions of yen)	Ordinary income (millions of yen)	Net income attributable to owners of parent (millions of yen)	Net income per share (yen)
Previously announced forecasts (A)	11,600	200	116	10	0.26
Revised forecasts (B)	10,500	(750)	(840)	(1,000)	(26.22)
Differences (B — A)	(1,100)	(950)	(956)	(1,010)	—
Change (%)	(10.0)	—	—	—	—
(Reference) Results for the year ended March 31, 2019	11,262	244	203	52	1.37

Reasons for Revisions

In the legal tech industry, in which various technologies are utilized, in order to respond quickly to changes in the market environment, the Company is focused on adopting a new structure in order to transition to a new business model geared towards artificial intelligence (AI) technology. However, full-fledged development of this new business model focusing on AI technology through sales and marketing measures and optimization of human resources are still in progress, due to it requiring more time for the Company to transition to the new business model than the estimations used in previous forecasts. As a result, the net sales of the LegalTech AI business are expected to fall below initial forecasts by about 909 million yen for the fiscal year ending March 2020. In the AI Solution business, while the mid-term outlook in the healthcare field remains the same as initially announced, net sales of solution services related to sales and operations for drug discovery companies and the number of commissioned research projects fell below the initially expected figures. As a result, the Company has revised its forecast for net sales downward by about 191 million yen as compared to the initial forecast.

As for profit and loss, although the Company has made business reforms, such as closing business locations of a subsidiary in the United States and optimizing its human resources, the Company has revised its forecast for operating income downward by about 810 million yen in the LegalTech AI business and about 140 million yen in the AI Solution business as compared to the initial forecasts, as net sales were far below the expected level and the Company prioritized recruitment of senior management-level personnel crucial for the transition to the new business model. Net income attributable to the owners of the parent is expected to fall below the initial forecasts, as the Company is set to record restructuring expenses as extraordinary losses.

The Company is focusing on the following key measures for its future growth in an effort to increase its sales: (1) winning new projects by taking advantage of its AI-assisted review product “KIBIT Automator”; (2) newly establishing an organization specializing in corporate marketing after fundamental review of its sales force structure; and (3) promoting the healthcare business to advance to the commercial phase with the aim of early sales contribution.

Note:

The forecasts provided above were prepared based on the information available as of the date this notice was prepared, and actual results may differ significantly from the forecasts due to various factors, such as foreign exchange rate fluctuations.

2.                  Extraordinary losses

In order to further accelerate the above transition to a new business model geared towards AI technology, the Company has made business reforms, such as the closure of business locations and the optimization of human resources of FRONTEO USA, Inc., a consolidated subsidiary of the Company. As a result, the Company recorded 156 million yen in restructuring expenses as extraordinary losses for the three-month period ended September 30, 2019.